NATIXIS FUNDS TRUST I

November 23, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Funds Trust I

Post-Effective Amendment No. 79

(File Nos.: 2-98326 and 811-04323)

Dear Sir or Madam:

On behalf of Natixis Funds Trust I (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 79 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T. It is proposed that the Amendment become effective on February 1, 2010.

The Registrant is filing the Amendment to comply with amendments to Form N-1A and to clarify the investment goal of the Loomis Sayles Core Plus Bond Fund. It is anticipated that the Registrant will file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act on or prior to the proposed effective date to make non-material changes to disclosure and to incorporate any changes you may deem necessary.

Please direct any questions or comments on the enclosed materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete Assistant Secretary